

*By Electronic Mail*

July 25, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:      PGIM ETF Trust
          Issuer CIK:      0001727074
          Issuer File Number:   333-222469 / 811-23324
          Form Type:    8-A12B
          Filing Date:    July 25, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated July 10, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- PGIM Short Duration Multi-Sector Bond ETF (PSDM)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (646) 856-8722.  Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications